Mail Stop 4561

July 8, 2008

Kathy Lanterman
Senior Vice President and Chief Financial Officer
Silicon Graphics, Inc.
1140 East Arques Avenue
Sunnyvale, CA 94085-4602
(650) 960-1980

> **Re:** **Silicon Graphics, Inc.**
> **Form 10-K for the fiscal year ended June 29, 2007**
> **Filed September 12, 2007**
> **Form 10-Q for the quarterly period ended March 28, 2008**
> **Filed May 7, 2008**
> **File No. 001-10441**

Dear Ms. Lanterman:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief